04021105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 18, 2004

C. Michael Watson
Baker Botts LLP
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/18/2004

Re: CenterPoint Energy, Inc.

Dear Mr. Watson:

This is in response to your letter dated March 15, 2004 concerning the shareholder proposal submitted to CenterPoint Energy by the New York City Employees' Retirement System and the New York City Teachers' Retirement System for inclusion in CenterPoint Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that CenterPoint Energy therefore withdraws its February 11, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Sincerely,

Michael R. McCoy
Attorney-Advisor

cc: William C. Thompson, Jr.
Comptroller
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

1136310

BAKER BOTTS L.L.P.

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

March 15, 2004

C. Michael Watson
713.229.1542
FAX 713.229.1522
michael.watson@bakerbotts.com

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

CenterPoint Energy, Inc.
Withdrawal of Shareholder Proposal Submitted by New York City Employees' Retirement System and New York City Teachers' Retirement System
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On February 11, 2004, we submitted, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of our client CenterPoint Energy, Inc., a Texas corporation ("CenterPoint Energy"), information regarding the intent of CenterPoint Energy to omit from its proxy materials for its 2004 Annual Meeting a shareholder proposal submitted by the office of the Comptroller of the City of New York, as custodian and trustee of the New York City Employees' Retirement System and the New York City Teachers' Retirement System.

Enclosed is a copy of a letter submitted on behalf of the proponents dated March 12, 2004 withdrawing the proposal. As a result, on behalf of CenterPoint Energy we withdraw the request for a no-action position contained in our letter of February 11, 2004 relating to this proposal.

Please acknowledge receipt of this letter and the enclosure by date-stamping and returning the enclosed copy.

Sincerely,

C. Michael Watson

C. Michael Watson

cc: New York City Employees' Retirement System
New York City Teachers' Retirement System
c/o Comptroller of the City of New York
Bureau of Asset Management
1 Centre Street
New York, N.Y. 10007-2341

HOU03:961742.1

Scott E. Rozzell
Richard B. Dauphin
CenterPoint Energy, Inc.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

MAR 1 2 2004

VIA FACSIMILE (713) 207-0141

March 12, 2004

Richard B. Dauphin
Assistant Corporate Secretary
Centerpoint Energy, Inc.
P.O. Box 61867
Houston, Texas 77208-1867

Dear Mr. Dauphin:

I have received your letter, dated March 11, 2004, and attachment thereto, confirming that Centerpoint Energy, Inc., in response to the proposal of the New York City Employees' Retirement System and the New York City Teachers' Retirement System (the "System"), has amended its Equal Employment Opportunity (EEO) policy to explicitly prohibit discrimination based on sexual orientation.

We are pleased that Centerpoint Energy has acted to fully satisfy the provision of the Systems' proposal. Accordingly, on behalf of the Comptroller of the City of New York, William C. Thompson, Jr., I, hereby, withdraw the Systems' proposal.

We applaud the Board of Directors for its leadership on this matter.

Very truly yours,

Kenneth B. Sylvester

BAKER BOTTS L.L.P

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

February 11, 2004

C. Michael Watson
713.229.1542
FAX 713.229.1522
michael.watson@bakerbotts.com

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

CenterPoint Energy, Inc.
Shareholder Proposal Submitted by New York City Employees' Retirement System and New York City Teachers' Retirement System
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

CenterPoint Energy, Inc. a Texas corporation ("CenterPoint Energy"), has received from the Comptroller of the City of New York, as custodian and trustee of the New York City Employees' Retirement System and the New York City Teachers' Retirement System (the "proponents") a letter stating that the boards of trustees of the proponents intend to submit a shareholder proposal for inclusion in CenterPoint Energy's proxy materials for its 2004 Annual Meeting. The proposal (the "NYCERS/NYCTRS proposal") relates to a request that CenterPoint Energy's equal employment opportunity policy be amended to explicitly prohibit discrimination based on sexual orientation.

Pursuant to Rule 14a-8(j), we are submitting, on behalf of CenterPoint Energy, to the Securities and Exchange Commission (the "Commission") six copies of this letter together with six copies of the NYCERS/NYCTRS proposal (attached as Exhibit A hereto). By copy of this letter, we are simultaneously providing on behalf of CenterPoint Energy a copy of this submission to the proponents.

CenterPoint Energy expects to file its proxy materials in definitive form with the Commission on or about May 1, 2004.

Basis for Company's Intent to Omit Proposal

The Company intends to omit the NYCERS/NYCTRS proposal from its proxy materials because it contains impermissibly false and misleading language, including among other things unsupported assertions of fact and expressions of opinion not characterized as such.

Rule 14a-8(i)(3): Particular instances of false or misleading statements

CenterPoint Energy may properly exclude the NYCERS/NYCTRS proposal because it contains impermissibly false or misleading language. Rule 14a-8(i)(3) provides that a company may exclude a proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." Instances of materially false or misleading statements contained in the proposal are outlined below. As a result, CenterPoint Energy intends to omit the proposal from its 2004 proxy material. If the Staff determines that revisions to the proposal should be permitted so as to allow it to be included, substantial deletions and revisions would be necessary to rectify these materially false or misleading statements.

1. The second whereas clause of the proposal states that a majority of companies in the Fortune 500 explicitly prohibit discrimination based on sexual orientation. Whether a majority of companies in the Fortune 500 have policies that can accurately be described as explicitly prohibiting discrimination based on sexual orientation is a factual matter that requires support. See *Staff Legal Bulletin No. 14*, Q&A G.4. (*Substantive Issues*). If the proposal is not to be excluded in its entirety, this clause must be revised to include adequate support. If proponent's source is the organization known as Human Rights Campaign, it should be identified with an appropriate reference to its status as a self-identified advocacy organization, *i.e.,* as a "national gay, lesbian, bisexual and transgender (GLBT) advocacy organization" (identification taken from *http://www.hrc.org/Template.cfm?Section=About_HRC).*

2. The third whereas clause of the proposal states that companies with non-discrimination policies relating to sexual orientation have a competitive advantage in recruiting employees. This statement is neither supported factually nor characterized as a statement of opinion. See *Staff Legal Bulletin No. 14*, Q&A G.4. (*Substantive Issues*). If the proposal is not to be excluded in its entirety, either a credible source should be given or the statement characterized as a statement of the proponents' opinion. Moreover, proponents' proposal is for a policy that refers *explicitly* to sexual orientation, while the claimed competitive advantage omits the word explicitly. To maintain relevance to the actual proposal, this whereas clause should contain the word "explicitly", if that is the proponents' claim, or the clause should be deleted. The NYCERS/NYCTRS proposal is for a policy that addresses sexual orientation explicitly, in contrast to CenterPoint Energy's existing policies which prohibit harassment and discrimination and demand fair treatment of all employees. It is misleading for the proponents to make their proposal for a policy distinguished by explicitness but to make arguments in favor of the proposal which are equally applicable to a more general policy.

3. The fourth whereas clause (relating to diminishment of employee morale and productivity) is likewise neither supported factually or characterized as a statement of opinion. For the same reasons set forth in the preceding paragraph, it must be revised either to provide support or to be cast as an expression of proponents' opinion, and should address

diminishment of morale and productivity that result from the absence of a policy with the reference to an *explicit* prohibition that is integral to the NYCERS/NYCTRS proposal.

4. The sixth whereas clause (relating to legislation in specified cities) does not contain citations or other support for the factual statement presented. We believe the municipal legislation may be mischaracterized, particularly with respect to the reference to "guaranteed equal treatment for lesbian and gay employees." If the proposal is not to be excluded in its entirety, proponents must provide support for the statement. To maintain relevance to the proposal, any references should be to legislation relating to discrimination based on sexual orientation, rather than to lesbian and gay employees.

5. The eighth whereas clause (relating to a study finding workplace harassment or discrimination) refers to a "National Gay and Lesbian Task Force study" but does not contain any citation to enable verification of proponents' claim. Based on materials available concerning a claim bearing some similarity, we believe this statement may involve misrepresentations, in that the referenced "study" may consist of multiple studies which may not have been conducted by the organization indicated and may not be at all recent. In any case, the absence of support renders the statement materially false or misleading. If the proposal is not to be excluded in its entirety, credible support must be provided for the claimed study results.

6. The ninth whereas clause makes a claim about the results of national public opinion polls. However, no examples or other factual support is given. If the proposal is not to be excluded in its entirety, credible support must be provided for proponents' claim.

7. The paragraph captioned "STATEMENT" asserts that a written policy prohibiting discrimination based on sexual orientation will ensure a respectful and supportive atmosphere for all employees and enhance the Company's competitive edge. If the proposal is not to be excluded in its entirety, the reference to a "written policy prohibiting discrimination" should be amended to add the word "explicitly" so as to be consistent with the proposal. In addition, the claim that specified benefits will result from such an explicit policy should be characterized as proponents' opinion.

Rule 14a-8(i)(3): The proposal may be excluded in its entirety

The Staff has stated that its practice of permitting shareholders to revise proposals was adopted to deal with proposals that "contain relatively minor defects that are easily corrected." *Staff Legal Bulletin No. 14*, Q&A E.1. When a proposal requires detailed and extensive editing, the staff may find it appropriate to permit exclusion of the entire proposal, supporting statement, or both. *Id.* As noted above, substantial portions of the proposal and supporting material contain false or misleading statements that must be deleted or that will require editing. Proponents are experienced in submitting shareholder proposals. They have submitted a number of proposals on the same and other subject matters in which they have demonstrated an awareness of the requirements to provide support and to appropriately qualify expressions of opinion. For example, on the subject matter of the current proposal:

- In its submission to CenterPoint Energy in 2003 (definitive proxy statement filed April 3, 2003, page 25), NYCERS gave a source for its statement regarding a majority of companies in the Fortune 500.

- In its submission to ExxonMobil in 2003 (definitive proxy statement filed April 17, 2003, page 48), NYCERS introduced its claim regarding competitive advantage with the words "We believe".

- In its submissions to J.C. Penney in 2003 (definitive proxy material filed April 10, 2003, page 23) and ExxonMobil in 2003 (definitive proxy statement filed April 17, 2003, pages 48-49), NYCERS[1] supported its claim regarding public opinion polls by reference to a particular poll identified by polling organization and date.

In substantially similar language in the present proposal (referenced in numbered paragraphs 1, 2 and 6 in the preceding section of this letter), the proponents in each case failed to provide support or qualification as they had done on prior occasions.[2] As a result of failure to comply with requirements that are well understood by experienced proponents of shareholder resolutions, resources of the Staff are unnecessarily burdened. Proponents' noncompliance is aggravated by NYCERS' publicly stated position that once it submits a proposal to a company, it will continue doing so until the company complies with what is proposed.[3] Under these circumstances, CenterPoint Energy requests that the Staff confirm that it will not recommend enforcement action if CenterPoint Energy omits the proposal and its supporting statement in their entirety pursuant to Rule 14a-8(i)(3).

* * *

Should any information in support or explanation of CenterPoint Energy's position be required, we would appreciate an opportunity to confer with the Staff before issuance of its response. Moreover, CenterPoint Energy reserves the right to submit to the Commission additional bases upon which the proposal may properly be omitted from the proxy statement.

If you should have any questions or comments regarding the foregoing, please contact the undersigned at (713) 229-1542 or Gerald M. Spedale at (713) 229-1734. We ask that

---

[1] The proposal to J.C. Penney was identified as from the Comptroller of the City of New York.

[2] By noting this, we do not acknowledge or otherwise comment on the adequacy of the factual support provided on prior occasions.

[3] "'It is important that we send a message to companies that once we file shareholder proposals, we're not going to go away until they do the right thing,' said William Thompson, the comptroller for New York City who filed the resolutions on behalf of NYCERS. 'We will not give up until all of these companies amend their policies to provide equal treatment for all.' " " 'Tis the Season to Bar Sexual Orientation Discrimination" by William Baue, in CSRWire, The Corporate Social Responsibility Newswire Service at http://www.csrwire.com/sfarticle.cgi?id=1303 .

you acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it in the self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,

C. Michael Watson

cc: New York City Employees' Retirement System
New York City Teachers' Retirement System
c/o Comptroller of the City of New York
Bureau of Asset Management
1 Centre Street
New York, N.Y. 10007-2341

Scott E. Rozzell
Executive Vice President, General Counsel and Corporate Secretary
CenterPoint Energy, Inc.

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

WHEREAS: Centerpoint Energy, Inc. does not explicitly prohibit discrimination based on sexual orientation;

A majority of companies in the fortune 500 explicitly prohibit discrimination based on sexual orientation;

The hundreds of corporations with non-discrimination policies relating to sexual orientation have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity;

The company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage its reputation as an equal opportunity employer;

San Francisco, Atlanta, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guaranteed equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

The company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Task Force study has found that 16% -44% gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals;

RESOLVED: The Shareholders request the Board of Directors to amend Centerpoint Energy, Inc.'s written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantial implement that policy.

STATEMENT: By implementing a written policy prohibiting discrimination based on sexual orientation, the Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Sex orient reso 2003